 Exhibit 99.1

Appendix 4C – Q3 FY25 Quarterly Cash Flow Report

Highlights

●	Reported positive topline data for ATH434-201 randomized, double-blind Phase 2 clinical trial in Multiple System Atrophy (MSA) led by robust clinical efficacy

●	Phase 2 data featured in an oral presentation at the American Academy of Neurology Annual Meeting

●	ATH434-202 open-label trial in advanced MSA completed in March 2025

●	Cash balance on 31 March 2025 of A$17.96M with an additional A$27.1M raised subsequent to the end of the quarter

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 30 April 2025: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today released its Appendix 4C Quarterly Cash Flow Report and update on company activities for the quarter ending 31 March 2025 (Q3 FY25).

David Stamler, M.D., Chief Executive Officer of Alterity, commented, “The third fiscal quarter of 2025 was one of our most successful periods to date for Alterity Therapeutics. The outstanding results from our ATH434 Phase 2 double-blind trial continue to demonstrate the tremendous potential for ATH434 as a disease modifying treatment for MSA and are resonating throughout the medical community. For individuals living with MSA, there is currently no approved therapy to help stabilize or improve their condition, and we believe that ATH434 may be able to change this paradigm.”

“During the quarter we also completed our open-label Phase 2 trial in patients with more advanced MSA. Data from this study are expected mid-year and will provide insights on the effects of ATH434 treatment in a population that faces severe challenges due to the advanced stage of their illness. We look forward to engaging with the U.S. Food and Drug Administration and European regulatory authorities as we seek to advance the development of ATH434 for individuals living with MSA,” concluded Dr Stamler.

Alterity’s cash position on 31 March 2025 was A$17.96M with operating cash outflows for the quarter of A$0.73M. In accordance with ASX Listing Rule 4.7C, payments of A$80k made to related parties and their associates included in item 6.1 of the Appendix 4C incorporates directors’ fees, consulting fees, remuneration and superannuation at commercial rates.

Operational Activities

ATH434–201: Randomized, Double-Blind, Placebo Controlled Phase 2 Clinical Trial in MSA

On 30 January 2025, Alterity announced the positive topline results led by robust clinical efficacy. Subsequent to the quarter end, on 10 April 2025, an oral presentation was delivered at the American Academy of Neurology (AAN) 2025 Annual Meeting that provided additional data from the trial. Overall, the study results support continued advancement of ATH434 for the treatment of MSA.

The ATH434-201 Phase 2 clinical trial is a randomized, double-blind, placebo-controlled investigation of ATH434 in patients with MSA. In addition to evaluating the efficacy of ATH434 and its impact on biomarkers, wearable sensors were employed to evaluate outpatient activity levels relevant to patients with MSA. The study enrolled 77 individuals with MSA who were randomly assigned to receive one of two dose levels of ATH434 or placebo. Participants received treatment for 12 months.

The clinical analysis included 71 patients who had at least one post-baseline assessment of the key clinical endpoint, the modified UMSARS1 I activities of daily living scale. On this endpoint, ATH434 demonstrated a clinically significant reduction in disease severity versus placebo, with a 48% relative treatment effect at the 50 mg dose (p=0.02)^ and a 30% relative treatment effect at the 75 mg dose (p=0.16) at 52 weeks. Additional efficacy assessments showed improvement consistent with the UMSARS I findings: the Clinical Global Impression of Severity Scale2 demonstrated improvement compared to placebo at both dose levels, with difference at 50 mg achieving nominal statistical significance (p=0.0088). On the Orthostatic Hypotension Symptom Assessment (a patient reported outcome), on average placebo patients worsened by approximately 6 points over 52 weeks whereas both ATH434 treatment groups improved over the same period (p=0.08 at 50 mg, p=0.14 at 75 mg). Increased activity in the outpatient setting was observed at both dose levels as compared to placebo as measured by wearable sensors, with clinically meaningful improvements in step count, bouts of walking, total walking time, and total standing time. ATH434 was well tolerated with similar adverse event rates compared to placebo and no serious adverse events attributed to ATH434. Regarding neuroimaging, ATH434 demonstrated target engagement by stabilizing or reducing iron at both dose levels compared to placebo in MSA affected brain regions. In addition, ATH434 demonstrated trends in reducing brain atrophy at both dose levels compared to placebo. Overall, the study results support continued advancement of ATH434 for the treatment of MSA.

ATH434–202: Open-label, Biomarker Phase 2 Clinical Trial in Advanced MSA

On 27 March 2025, Alterity announced that the last patient in the ATH434-202 Phase 2 trial completed the study. The ATH434-202 is an open label study designed to evaluate the safety, efficacy and target engagement of ATH434 in participants with advanced MSA. The 202 study gives Alterity the opportunity to evaluate the effects of ATH434 treatment in an MSA population more advanced than individuals enrolled in the ATH434-201 study. These individuals face severe challenges due to the stage of their illness. The data from this study will help Alterity guide the MSA development program given the differences between the 202 study and the double-blind trial. Alterity expects to report topline data from this study in mid-year 2025.

Corporate Activities

During the period, Alterity strengthened its balance sheet with a total of approximately A$15.0M raised in gross proceeds through financing transactions. Subsequent to the end of the quarter, an additional A$27.1M was raised upon completion of the second tranche of the two-tranche placement. During the period, Alterity was also granted a settlement in relation to the refund of $1.65M from the Australian Taxation Office under the Australian Government’s Research and Development Tax Incentive (R&DTI) Scheme for eligible activities conducted during the financial year ending 30 June 2020.

The Company expects to use these funds to accelerate ATH434 regulatory and development activities and to continue research and discovery of novel compounds for additional indications such as Parkinson’s disease.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company is initially focused on developing disease modifying therapies in Parkinson’s disease and related disorders. Alterity recently reported positive data for its lead asset, ATH434, in a Phase 2 clinical trial in participants with Multiple System Atrophy (MSA), a rare and rapidly progressive Parkinsonian disorder. ATH434 is also being evaluated in a Phase 2 clinical trial in advanced MSA. In addition, Alterity has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at www.alteritytherapeutics.com.

References:

1 UMSARS: Unified Multiple System Atrophy Rating Scale

^ All p-values are uncorrected

2 Clinical Global Impression of Severity: a clinician assessment of the total picture of the subject including the impact of the illness on function and level of distress

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Millie Macdonald

Head of Investor Relations and Business Development

mmacdonald@alteritytherapeutics.com

+61 3 9349 4906

Ana Luiza Harrop

we-aualteritytherapeutics@we-worldwide.com

+61 452 510 255

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 1 Rule 4.7B Year to date (9 months) $A’000 Current quarter $A’000 Consolidated statement of cash flows Cash flows from operating activities 1. - - Receipts from customers 1.1 Payments for 1.2 (6,284) (819) (a) research and development - - (b) product manufacturing and operating costs (282) (140) (c) advertising and marketing - - (d) leased assets (3,018) (1,213) (e) staff costs (1,312) (252) (f) administration and corporate costs - - Dividends received (see note 3) 1.3 148 46 Interest received 1.4 - - Interest and other costs of finance paid 1.5 - - Income taxes paid 1.6 1,652 1,652 Government grants and tax incentives 1.7 - - Other (provide details if material) 1.8 (9,096) (726) Net cash from / (used in) operating activities 1.9 Cash flows from investing activities 2. Payments to acquire or for: 2.1 - - (a) entities - - (b) businesses - - (c) property, plant and equipment - - (d) investments - - (e) intellectual property - - (f) other non - current assets Confidential Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B Name of entity Alterity Therapeutics Limited Quarter ended (“current quarter”) ABN 31 March 2025 37 080 699 065

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B Year to date (9 months) $A’000 Current quarter $A’000 Consolidated statement of cash flows Proceeds from disposal of: 2.2 - - (a) entities - - (b) businesses - - (c) property, plant and equipment - - (d) investments - - (e) intellectual property - - (f) other non - current assets - - Cash flows from loans to other entities 2.3 - - Dividends received (see note 3) 2.4 - - Other (provide details if material) 2.5 - - Net cash from / (used in) investing activities 2.6 Cash flows from financing activities 3. 15,396 14,998 Proceeds from issues of equity securities (excluding convertible debt securities) 3.1 - - Proceeds from issue of convertible debt securities 3.2 - - Proceeds from exercise of options 3.3 (892) (860) Transaction costs related to issues of equity securities or convertible debt securities 3.4 - - Proceeds from borrowings 3.5 - - Repayment of borrowings 3.6 - - Transaction costs related to loans and borrowings 3.7 - - Dividends paid 3.8 (77) (9) Other (provide details if material) 3.9 14,427 14,129 Net cash from / (used in) financing activities 3.10 Confidential ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 2

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B Confidential ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 3 Net increase / (decrease) in cash and cash equivalents for the period 4. 12,639 4,542 Cash and cash equivalents at beginning of period 4.1 (9,096) (726) Net cash from / (used in) operating activities (item 1.9 above) 4.2 - - Net cash from / (used in) investing activities (item 2.6 above) 4.3 14,427 14,129 Net cash from / (used in) financing activities (item 3.10 above) 4.4 (13) 13 Effect of movement in exchange rates on cash held 4.5 17,957 17,957 Cash and cash equivalents at end of period 4.6 Previous quarter $A’000 Current quarter $A’000 Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts 5. 4,542 17,957 Bank balances 5.1 - - Call deposits 5.2 - - Bank overdrafts 5.3 - - Other (provide details) 5.4 4,542 17,957 Cash and cash equivalents at end of quarter (should equal item 4.6 above) 5.5 Current quarter $A'000 Payments to related parties of the entity and their associates 6. 80 Aggregate amount of payments to related parties and their associates included in item 1 6.1 - Aggregate amount of payments to related parties and their associates included in item 2 6.2 Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments. The amount at 6.1 includes payment of director’s fees and salaries and consulting fees, excluding GST where applicable.

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B Amount drawn at quarter end $A’000 Total facility amount at quarter end $A’000 Financing facilities Note: the term “facility’ includes all forms of financing arrangements available to the entity. Add notes as necessary for an understanding of the sources of finance available to the entity. 7. - - Loan facilities 7.1 - - Credit standby arrangements 7.2 - - Other (please specify) 7.3 - - Total financing facilities 7.4 - Unused financing facilities available at quarter end 7.5 Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well. 7.6 Confidential ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 4 $A’000 Estimated cash available for future operating activities 8. (726) Net cash from / (used in) operating activities (item 1.9) 8.1 17,957 Cash and cash equivalents at quarter end (item 4.6) 8.2 - Unused finance facilities available at quarter end (item 7.5) 8.3 17,957 Total available funding (item 8.2 + item 8.3) 8.4 24.7 Estimated quarters of funding available (item 8.4 divided by item 8.1) 8.5 Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5. If item 8.5 is less than 2 quarters, please provide answers to the following questions: 8.6 8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not? Answer: N/A 8.6.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful? Answer: N/A 8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis? Answer: N/A Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B Compliance statement Confidential ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 5 1 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A. This statement gives a true and fair view of the matters disclosed. 2 Date: 30 April 2025 Authorised by: Abby Macnish Niven – Company Secretary (Name of body or officer authorising release – see note 4) Notes 1. This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position . An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so . If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107 : Statement of Cash Flows apply to this report . If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19 . 11 A, the corresponding equivalent standard applies to this report . Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity . If this report has been authorised for release to the market by your board of directors, you can insert here : “By the board” . If it has been authorised for release to the market by a committee of your board of directors, you can insert here : “By the [ name of board committee – eg Audit and Risk Committee ]” . If it has been authorised for release to the market by a disclosure committee, you can insert here : “By the Disclosure Committee” . If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4 . 2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations , the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively . 2. 3. 4. 5.